Exhibit 4.45

Equipment Purchase Agreement

This Agreement is made as of February 3, 2004 by and between Harro Höfliger Verpackungsmaschinen GmbH of Helmholtzstrasse 4 71573 Allmersbach im Tal, Germany (“HH”) and BioProgress PLC, Hostmoor Avenue, March, Cambridgeshire, PE15 0AX, United Kingdom (“BioProgress”).

WHEREAS, BioProgress, BioProgress Technology International Inc (“BioProgress T.I. Inc”) and FMC Corporation, FMC BioPolymer, 1735 Market Street, Philadelphia, PA 19103 USA (“FMC”) have entered into an alliance whereby FMC has received an exclusive license of BioProgress T.I. Inc’s NRobe™ System intellectual property as more specifically described in the Master License Agreement executed as of this same date between such parties;

WHEREAS, FMC desires to enter into a long-term commitment to purchase Equipment for the production of the NRobe™ dosage form as more specifically described in Annex A (the “NRobe™ Equipment” or the “Equipment”) exclusively from BioProgress and BioProgress is willing to supply FMC with NRobe™ Equipment.

WHEREAS BioProgress wishes to appoint HH as its contract manufacturer to manufacture NRobe™ Equipment for the purpose of fulfilling its obligations to FMC and HH is willing to manufacture and supply NRobe™ Equipment for such purpose

NOW, THEREFORE, HH agrees to sell and BioProgress agrees to purchase the NRobe™ Equipment subject to the following terms and conditions:

Article One - The NRobe™ Dosage Form Machine; Specifications

1.1 The NRobe™ Equipment to be delivered to BioProgress shall meet the broad specifications set forth in Annex A. The parties acknowledge that although a lab scale model of the Equipment has been produced, the specifications for the Equipment that will eventually be purchased under this Agreement and commercialized by FMC have not been finalized but will be developed by mutual agreement between the parties hereto and FMC according to the process set forth in Annex B. Accordingly, BioProgress shall procure that FMC acknowledges that it will be jointly responsible for the final agreed Specifications (the “Specifications”) and that it has undertaken its own due diligence with respect to whether Equipment made fully in accordance with the Specifications is fit for any particular purpose. The warranty given by HH pursuant hereto shall, accordingly, be limited to compliance with the Specifications and freedom from defects in materials or workmanship.

1.2 HH acknowledges that (i) FMC will have the right to consult and visit HH in connection with the fabrication of any element of the Equipment; (ii) that FMC has exclusive rights to the NRobe™ System intellectual property, and HH hereby expressly disclaims and waives any claim to such intellectual property currently existing and\or developed by BioProgress, BioProgress T.I. Inc or FMC in the future, and undertakes to assign such intellectual property to BioProgress T.I. Inc (for licensing to FMC pursuant to the Master License Agreement); (iii) to the extent that any improvements in such intellectual property are developed by HH, HH shall grant to BioProgress T.I. Inc a fully paid royalty free irrevocable licence to use such improvements (for licensing to FMC); where such improvements are not severable from the NRobe™ System intellectual property, such licence shall be exclusive in the field of the NRobe™ System; and (iv) that its appointment hereunder is as a subcontractor of BioProgress only and that it shall not, at any time seek to make use of the NRobe™ System intellectual property nor supply, nor enter into any arrangement to supply, any third party (other than FMC as provided herein) with NRobe™ Equipment or provide parts or servicing therefor without the prior written consent of BioProgress;

1.3 HH warrants that :-

i)	it has a demonstrable and successful record of manufacturing equipment for producing solid dosage forms;

ii)	it is in compliance with all applicable cGMP standards and other regulations applicable to production of pharmaceutical (or vitamin, as applicable) dosage forms;

iii)	it has demonstrable technical capabilities that will assure it can meet its specific design, production, and\or installation role.

1.4 BioProgress reserves the right, on reasonable notice, to change the Specifications of the Equipment to meet specific FMC needs subject to the Change Control Procedure set out in Article 1.5. If the Specifications change requires a design change, the design review procedures set forth in Article Two shall also be triggered.

1.5 If BioProgress or FMC require a change in the Specifications of the Equipment, BioProgress shall notify HH in writing specifying in as much detail as practicable the nature of the such change or improvement. Upon receipt of such notification, the following procedures shall come into effect:

(i)	HH will consider the impact upon the design or production of the Equipment of the change or improvement proposed, the requirement for any additional development work tooling and/ or equipment, the effect upon existing production schedules, the manner of defraying the additional development or capital costs and the potential effect upon the price of the Equipment concerned and shall, as soon as practicable, and in any event within twenty eight (28) days, prepare and deliver to BioProgress a report specifying in reasonable detail the additional costs likely to be incurred and/ or any investment required and giving a preliminary estimate on the effects on the price of the Equipment (including, if so requested, amortization of additional investment costs over any quantity of the Equipment for which FMC is prepared to place firm and binding orders with BioProgress), its estimate of the effect of such change or improvement on production of existing orders and, if applicable, why it considers that its ability to provide Equipment pursuant to this Agreement may be adversely affected.

(ii)	HH shall discuss any proposed change or improvement with BioProgress which may withdraw its proposal or make such changes as it deems expedient to its proposal in the light of HH’s comments and HH shall then prepare a firm estimate of the effect on the price of the Equipment.

(iii)	Within twenty one (21) days of receipt of such firm estimate, BioProgress shall either:

(a)	accept the proposal in which case the parties shall sign a memorandum recording the change to the Specifications the resulting change to the price of the Equipment and any additional development or tooling costs payable; or

(b)	withdraw its request.

(iv)	No change to the Specifications shall be implemented without the agreement of both parties recorded in accordance with sub-clause 1.5(iii)(a) above.

1.6 HH shall use all reasonable efforts also to devise and propose improvements in the Equipment which shall be dealt with in accordance with clause 1.5 above.

1.7 The parties recognize that modifications to the Specifications may be required by law or regulation, particularly those relating to the safety of the Equipment or any products produced thereby. Such modifications shall be addressed in accordance with clause 1.5 above.

1.8 HH undertakes to use all reasonable efforts to respond in writing to any inquiries by BioProgress as to any matter concerning this Agreement within 3 days of receipt of the inquiry.

Article Two - Design Reviews

2.1 Consistent with the Design Cooperation Protocol set forth in Annex B, BioProgress shall periodically review the final design of the NRobe™ Equipment with HH and FMC as such designs are being developed so that FMC and BioProgress may verify HH’s progress and compliance with the Specifications. Prior to the release of the final design BioProgress and HH shall conduct a final design review with FMC. It is understood that all designs, layout and detail drawings, etc., necessary for FMC’s and BioProgress’s verification and review will be made available at these times. Upon request, HH’s engineers and managers will be available to BioProgress and/or FMC for consultation regarding the design.

2.2 During the period HH is manufacturing the Equipment, BioProgress and/or FMC shall have the right to visit the manufacturing plant (by prior written notice during normal working hours) as may be necessary to allow FMC and/or BioProgress to review progress and verify that the Equipment is being manufactured according to the Specifications provided that BioProgress shall and shall procure that FMC shall use all reasonable efforts not to disrupt production at the Contract Manufacturer’s plant and shall undertake to comply with such security and safety requirements as BioProgress or HH shall reasonably require. HH will provide reports to BioProgress not less than monthly describing the progress being made by HH in the major production steps as outlined in the production schedule set forth in Annex C.

Article Three - Acceptance\Performance Testing

3.1 Prior to shipment of any Equipment hereunder HH shall conduct a preshipment trial pursuant to the procedure set forth in Annex D. The purpose of this trial shall be primarily to determine that the Equipment is compliant with the Specifications. With each machine delivered hereunder, HH shall deliver a written certificate certifying that the specific machine has passed this preshipment trial and fully meets the Specifications. FMC and BioProgress shall have the option to observe any such preshipment trial. It is understood that all defects in materials and workmanship which may be identified as a result of this trial will be corrected by HH prior to shipment of the Equipment unless specifically directed to the contrary by FMC or BioProgress.

3.2 Unless otherwise specifically agreed, HH shall assist with the installation, commissioning and on site qualification of each unit of the Equipment. For the avoidance of doubt, HH shall include the cost of such installation, commissioning and qualification in its invoices for the Equipment but shall show the same as a separate item over and above the price of the unit of Equipment. BioProgress shall procure that FMC shall be responsible, at its own cost or the cost of its customer, for ensuring that all footings and preparatory works required for the Equipment and made known to BioProgress by HH are satisfactorily completed prior to the commencement of such installation and that all power and other services are laid on in accordance with the requirements to be included in the Specifications. FMC shall be responsible for the cost of all consumables used as part of any commissioning and testing process.

3.3 Upon completion of installation of each NRobe™ Equipment machine, HH shall notify BioProgress and FMC’s representative that the subject Equipment is installed and ready for site acceptance testing. BioProgress shall procure that FMC or its designee shall promptly commence the site acceptance test procedure set out in Annex D.

3.4 BioProgress shall procure that FMC shall certify to BioProgress (in writing, upon request) its acceptance of each NRobe™ Equipment machine installed once the NRobe™ Equipment machine has demonstrated during the site acceptance procedure its performance to be in accordance with the Specifications.

3.5 In the event that FMC reasonably believes that the acceptance procedure identifies areas of nonconformance with the Specifications, BioProgress shall procure that FMC shall itemize those areas in which the NRobe™ Equipment has failed to perform acceptably in accordance with the Specifications. HH shall acknowledge said list and, save in the case of any bona fide dispute, in which case the provisions of Clause 3.6 shall apply, shall inform BioProgress and FMC, in writing, as to how and when the nonconformance shall be corrected. HH agrees that such corrections shall be carried out with all reasonable dispatch. BioProgress shall have the right to withhold payment of any outstanding funds due on such specific machine until such time as it has fully complied with Specifications. Upon completion of the corrections by HH, HH shall notify BioProgress of same and the acceptance procedures shall again be commenced in their entirety, should FMC elect to do so. Where FMC does not elect to repeat the acceptance procedures or to refer any dispute as to compliance pursuant to Clause 3.6 within fourteen (14) days of such notification, the specific machine shall be deemed accepted and any sums withheld in respect thereof shall become due and payable.

3.6 In the event that the parties and FMC are unable to agree whether or not the Equipment has performed acceptably in accordance with the Specifications under the acceptance procedure or whether any Equipment has any defect in workmanship or materials, the matter may be referred at the instance of either BioProgress or FMC or HH to such person as may be appointed by agreement between them or, in default of agreement, nominated on the application of either BioProgress or FMC or HH by the President for the time being of the Institute of Mechanical Engineers in London (the “Expert”). Such person shall act as an expert and not as an arbitrator and shall be entitled to appoint such technical expert or experts as he considers necessary to assist him in determining the matter referred to him. The decision of the Expert (which shall be given by him in writing stating his reasons) shall, in the absence of manifest error, be final and binding on the parties hereto and on FMC. Each party shall provide the Expert with such information as he may reasonably require for the purposes of his determination. If any party claims any such information to be confidential to it, then provided that in the opinion of the Expert, that party has properly claimed the same as confidential, the Expert shall not disclose the same to the other parties or to any third party. The costs of the Expert (including the costs of any technical expert appointed by him) shall be borne in such proportions as the Expert may determine to be fair and reasonable in all the circumstances or, if no such determination is made by the Expert, by the parties hereto and FMC in equal proportions.

Article Four - Term

4.1 The term of this Agreement shall commence as of 3 February 2004 (“the Commencement Date”) and save where terminated earlier in accordance with Clauses 4.2 below, continue until the tenth anniversary of the Commencement Date and thereafter unless and until terminated by either party by not less than six (6) months notice in writing to terminate on or after such tenth anniversary.

4.2 If, (a) during any full calendar year (commencing on 1 January 2005 or any anniversary thereof) greater than twenty per cent (20%) of the Equipment ordered for an agreed delivery date within such year fails to be delivered within 5 weeks following such agreed delivery date, or (b) at any time, any single item of Equipment fails to be delivered within fifteen (15) weeks following the agreed delivery date; or (c) any item of the Equipment fails to be accepted pursuant to Article 3, or (d) any item of Equipment is in breach of the clause 11.2 below and HH cannot replace, repair or make good such defects or defaults in accordance with clause 11.3 below; or (f) HH ceases or threatens to cease business, makes an assignment for the benefit of or a composition with its creditors, or an arrangement of similar effect, has a receiver or administrative receiver (or the equivalent in any relevant jurisdiction) appointed over it or any part of its assets or passes a resolution for winding up (otherwise than for the purposes of a bona fide amalgamation or reconstruction) or any court of competent jurisdiction makes an order to such effect or ceases to be able to pay its debts as they fall due or (g) HH is otherwise in material breach of any of its obligations hereunder and, if capable of remedy, has failed to remedy the same within 30 days of notice in writing giving details of such breach, BioProgress may terminate this Agreement on sixty (60) days written notice.

4.3 Upon termination of this Agreement, however occurring:-

i) HH will, subject to the payment by BioProgress of all outstanding costs and charges to HH not subject to bona fide dispute as and when due, provide such assistance (for a period not to exceed 6 months) as BioProgress may reasonably request in transferring the manufacture of the Equipment to BioProgress or to a third party. The parties shall co-operate fully to agree on a termination plan and to implement the same which shall specify such measures as are necessary to ensure an orderly transfer of the production of the Equipment (at HH’s sole cost) to BioProgress or such other person as BioProgress may nominate and that there is no substantial disruption of the supply of the Equipment to BioProgress;

ii) Save where otherwise agreed, HH will continue to supply Equipment pursuant to orders accepted prior to the date of termination and where required by BioProgress to install and commission the same and BioProgress shall accept the same, in each case on the terms hereof.

iii) on the completion of the last such order HH shall deliver up (or procure that any subcontractors which may have been appointed with the consent of BioProgress deliver up) to BioProgress any and all plans and/or design materials in respect of the NRobe™ Equipment together with all dies or tooling either paid for by BioProgress or which are designed or adapted only for use in respect of the NRobe™ Equipment without further charge to BioProgress. HH shall not have any lien or security interest in any such plans, design materials dies or tooling.

iv) upon request, HH shall procure the assignment to BioProgress or such person as it may nominate of the benefit, subject to the burden, of any contracts entered into by HH with any subcontractor or component supplier in connection with the supply of the Equipment and necessary for its continued supply and, to the extent that rights in any element necessary for the production of the Equipment are owned by HH, either grant to BioProgress or such person as BioProgress may designate a fully paid up irrevocable license to produce such element or to enter into a one-time buy arrangement with BioProgress in respect of such element pursuant to which HH will sell to BioProgress sufficient quantities of such element to meet the reasonable requirements of BioProgress therefor at a price no greater than that previously charged to BioProgress for such element hereunder.

v) such termination shall neither affect any accrued rights or liabilities of either party nor affect the coming into effect or continuance in effect of any provision of this Agreement which is expressly or by implication intended to come into or to remain in effect on or after such termination.

Article Five - Equipment Orders

5.1 BioProgress undertakes that, during the term of this Agreement, it will purchase NRobe™ Equipment only from HH. BioProgress shall provide to HH no later than September 30 in each year a non-binding written rolling forecast of anticipated orders for the next three (3) calendar years broken down to show orders anticipated for delivery in each calendar quarter. The first such written forecast shall be due on September 30, 2004.

5.2 Orders during the first year of this Agreement’s term shall be provided consistent with Annex C. Following that period BioProgress shall give binding orders to HH on a quarterly basis, with orders for delivery in each calendar quarter to be provided in writing no later than one hundred and seventy (170) days prior to the start of the respective calendar quarter. Orders shall state the desired delivery period. Such orders shall be binding on HH when accepted, provided that orders will not be unreasonably refused and shall be deemed accepted unless HH refuses to accept the same in writing within seven (7) days of receipt thereof. If HH is unable to supply the quantity of Equipment specified in the delivery period specified, HH may offer BioProgress an alternative delivery date. If such alternative delivery date is acceptable to BioProgress, BioProgress shall confirm the same in writing and there shall be a binding contract for the purchase of the Equipment on the terms of the order amended as to the delivery date.

5.3 It is acknowledged that the business structure whereby FMC makes the Equipment available for use or ownership by customers shall be solely determined by FMC but BioProgress shall procure that FMC shall not thereby increase or purport to increase the liability of HH to BioProgress or FMC or any third party beyond that set out in this Agreement. Without limiting the generality of the foregoing BioProgress shall procure that any warranty offered by FMC to any customer in excess of that pursuant to Article 11 hereof shall be at the sole expense of FMC.

5.4 BioProgress shall specify with each order placed the location where each item of NRobe™ Equipment is to be installed to permit any necessary customization to comply with local conditions and regulatory requirements

5.5 No later than 28 days following the date of acceptance of any order, HH shall provide to BioProgress a firm and detailed plan for the production of the Equipment concerned and shall provide BioProgress full and detailed project and financial statements in respect of all outstanding orders as at the end of each month by the 7th of the following month.

Article Six - Purchase Price

6.1 HH shall be responsible for the delivery of all Equipment purchased hereunder on an Ex Works basis (Incoterms 2000) (suitably packed for safe transit) and for installation and commissioning such Equipment at the site where the Equipment is to be installed and shall invoice each such element of the price separately. However, BioProgress shall procure that FMC shall be responsible for the costs of shipment of the Equipment from the premises of the Contract Manufacturer to the site where the Equipment is to be installed and for insuring the Equipment from the time of delivery Ex Works.

6.2 The price to be paid by BioProgress to HH shall be

a) in respect of the pilot one-tenth scale and first full scale machines, on a cost plus basis as set out in Annex F

b) thereafter, determined pursuant to the formula set forth in Annex E.

6.3 Unless otherwise mutually agreed in writing, payment for each order shall be in the following stage payments which shall, unless otherwise agreed, be invoiced separately:

a) In the case of the first pilot one tenth scale machine and the first full scale machine ordered hereunder, the stage payment shall be as set out in Annex C

b) In the case of the second to the fifth full scale machines ordered inclusive

Forty percent (40%) deposit with order to be paid within thirty (30) days of the order.

Forty five percent (45%) upon receipt of the preshipment test certificate, to be paid within thirty (30) days of such receipt.

Fifteen percent (15%) together with the cost of installation, commissioning and on site qualification, upon installation and acceptance of the subject machine to be paid within thirty (30) days of acceptance.

c) Thereafter

One third deposit with order to be paid within thirty (30) days of the order

One third upon receipt of the preshipment test certificate, to be paid within thirty (30) days of such receipt

One third together with the cost of installation, commissioning and on site qualification, upon installation and acceptance of the subject machine to be paid within thirty (30) days of acceptance

PROVIDED that in each case, where BioProgress or FMC shall not have arranged for shipment to take place and/or installation of the Equipment to commence within ten (10) weeks of the date on which HH has informed BioProgress and FMC that the Equipment is ready for delivery, then the balance of the price (less any element thereof identified as in respect of installation, commissioning and on site qualification) shall immediately become due and payable and, in addition, BioProgress shall be liable to pay to HH, by way of supplement to the price for each piece of Equipment, US $750 per week (or the actual, reasonable cost of storage incurred, if higher) for each additional week beyond such ten (10) week period up to a maximum of $15,000. HH shall provide to BioProgress, upon request, full details of the costs incurred in providing such storage.

Unless otherwise mutually agreed, payments hereunder shall be made in Euros by wire transfer

6.4 If BioProgress should fail to pay any amounts specified under this Agreement by the due date thereof, the amount owed shall bear interest from the due date until paid at four percent (4%) over the prime interest rate of the

European Central Bank from the due date until paid, as reported on the due date in the Financial Times. Except where there is a bona fide dispute, HH shall further be entitled to suspend delivery of Equipment until the outstanding amount, together with any interest due thereon, has been received in full from BioProgress. Where any amount is subject to bona fide dispute, BioProgress shall be entitled to withhold the sums in dispute only pending resolution of the dispute but, in the event that it is found or agreed that such sums were properly payable, interest shall be due thereon (or upon such amount as was properly payable) from the original due date until the date of payment. All sums shall otherwise be payable in full without deduction or set off

6.5 HH shall, in consideration of the Marketing Support element of the price, provide to BioProgress and/or FMC upon request or otherwise as required, without additional charge, the Marketing Support Services as more particularly described in Annex H

Article Seven - Spare Parts and Service

7.1 BioProgress agrees and acknowledges that FMC may at its sole discretion choose to enter into a contract directly with HH on terms to be agreed to provide spare parts for the NRobe™ Equipment and\or to provide technical support and service for the NRobe™ Equipment after it is installed including repair service, provided however, that if repairs are for a failure of the Equipment covered by the warranty set forth in Article 11, then, whether or not FMC has entered into such a contract, BioProgress shall procure that FMC shall offer HH the first opportunity to carry out such repairs and the cost of such repairs shall be borne by HH. BioProgress hereby grants any and all necessary consents required for FMC to procure spare parts proprietary to BioProgress or covered by the NRobe™ intellectual property direct from HH without the involvement of BioProgress for the purposes of providing such spares and technical support but HH shall pay to BioProgress in respect of such use a royalty of 2.5% of the Net Sales Value of such parts and technical support where “Net Sales Value” shall mean the gross amounts invoiced to FMC or its customers by HH in respect thereof exclusive of VAT and other similar sales taxes. HH shall maintain full and accurate books of account in respect of such supply and shall send a detailed account of the total sums invoiced and the royalty due in respect thereon together with payment of such royalty due to BioProgress within thirty (30) days of 30 June and 31 December in each year during the continuance hereof.

7.2 The warranty provided under Article 11 of this Agreement shall not apply to the extent that, in the reasonable opinion of HH, any defect in the Equipment is due to technical support or service provided, or spare parts supplied, by an unauthorized third party.

7.3 HH undertakes to retain adequate stocks (or the facility to manufacture at reasonable cost to BioProgress) all spare parts likely to be required for the maintenance and repair of each item of Equipment for not less than ten [10] years from the commissioning date of such item of Equipment. If, at any time, any spare part required to maintain or repair the Equipment is believed by HH to have become obsolete, HH will, if so requested by BioProgress, sell to BioProgress all remaining useable stocks of such part at the cost of such parts to HH and use all reasonable efforts to identify and make available to BioProgress at reasonable cost suitable alternative parts which can be used or adapted to effect the necessary repairs to the Equipment without compromising the Equipment or its performance or requiring a major rebuild.

Article Eight - Excuses for Non-Performance

8.1 Neither party shall be held liable or responsible to the other party for failure or delay in fulfilling any obligation of this Agreement or of any orders placed or any acknowledgement sent in accordance with this Agreement, if such delay or failure is caused by actions or events which are beyond the reasonable control of the affected party, the effect of which is to prevent or interfere with that party’s performance hereunder, including, without limitation, (i) any Act of God or public enemy, fire, explosion, accident, embargo or any other circumstances of like or different character commonly referred to as force majeure; or (ii) interruption of or delay in transportation or shortage or failure of supply of materials or equipment, breakdowns, labor strife from whatever cause arising; or (iii) compliance by either party hereto with any order, action, directive or request of any governmental official, department, agency or authority.

8.2 If either party hereto is rendered unable, wholly or in part, by any of the conditions described in Article 8.1 above to carry out any of its duties or obligations under this Agreement, other than accrued obligations to make cash payments, such party shall forthwith give written notice thereof to the other party, such notice to briefly describe the cause of such inability; and in the event that the party giving such notice is unable to perform, shall, to the extent caused by those reasons, be excused and such duties and obligations and the corresponding duties and obligations of the other party shall be adjusted accordingly. The party giving the notice pursuant to the foregoing provision shall be obligated to use all reasonable diligence to remove the cause.

Article Nine - Assignment

This Agreement may not be assigned to a third party by either party without the prior written consent of the other party, provided however, that BioProgress shall have the right at any time freely to assign its rights and obligations under this Agreement to FMC upon written notice to HH.

Article Ten - Waiver

Either party’s waiver of any breach, or failure to enforce any of the terms and conditions of this Agreement, at any time, shall not in any way affect, limit or waive such party’s right thereafter to enforce and compel strict compliance with every term and condition of this Agreement.

Article Eleven - Warranty

11.1 HH shall perform its services with care, skill and diligence, using that degree of skill and care ordinarily exercised and consistent with generally accepted practices. HH shall be responsible for the professional quality, technical accuracy, completeness, and coordination of all reports, designs, drawings, plans, information, specifications, and other items and services to the extent furnished by HH under this Agreement but shall be responsible for the production of joint development work only as set out in Article 1.1.

11.2 HH warrants that all goods, articles, material and work will conform with the Specifications, and that Equipment supplied hereunder shall at the time of delivery and for the period of one (1) year or 2000 hours of operation from the date of the relevant acceptance certificate (whichever is less) (the “Warranty Period”) be free from defects in materials or workmanship.

11.3 HH shall replace, repair or make good without cost to BioProgress any defects or faults arising within the Warranty Period, resulting from imperfect or defective work or materials furnished by HH provided that such defects or faults are reported to HH in writing within forty five (45) days of the date of discovery of such defect and HH is provided access to inspect the Equipment concerned. Acceptance or use of goods by BioProgress or FMC shall not constitute a waiver of any claim under this warranty. After the expiration of the Warranty Period HH will cooperate reasonably and in good faith with FMC, but at FMC’s sole cost, in addressing claims by customers related to alleged defects or failure to meet Specifications.

11.4 The warranties set out above shall not apply to:

(a)	any defect caused other than by faulty materials or workmanship or caused by an accident, misuse, negligence, lack of reasonable maintenance, incorrect fitting, storage or alteration;

(b)	any part or accessory which is not supplied by HH or an approved Component Manufacturer or subcontractor;

(c)	any high wear or consumable parts or materials replaced as part of normal maintenance. The parties agree to develop a list of such high wear or consumable parts as part of the Full Scale Machine Final Specification and to add such list to this Agreement as Annex G

11.5 Upon receipt of a claim report from FMC or BioProgress during the Warranty Period, HH shall promptly, and without undue delay, notify BioProgress and FMC’s representative of its plans to effect repair of the Equipment.

11.6 In respect of any claim by an unaffiliated third party (“Third Party Claim” which shall, for the avoidance of doubt include any claim by FMC or its subsidiaries) relating to Equipment supplied by HH to BioProgress, HH shall indemnify, defend and hold BioProgress harmless from and against any and all claims, demands, losses, liabilities, damages, costs and expenses (including the cost of settlement, reasonable legal and accounting fees and any other expenses for investigating or defending any actions or threatened actions) directly arising out of or directly resulting from any such Third Party Claim involving death or bodily injury actually or allegedly arising out of or resulting from the use of the Equipment, where such use of the Equipment was in accordance with its intended use

11.7 SAVE AS PROVIDED IN CLAUSE 11.6, HH SHALL ON NO ACCOUNT BE LIABLE TO BIOPROGRESS FOR INDIRECT, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT OR FOR LOST PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT REGARDLESS OF ANY NOTICE OF SUCH DAMAGES.

11.8 With effect from the date of delivery of the first item of the Equipment delivered hereunder, during the term of this Agreement and for one (1) year thereafter, HH shall maintain product liability insurance in respect of Equipment delivered hereunder with minimum limits of the sterling equivalent of $1,000,000 (One Million Dollars) per occurrence and $20,000,000 (Twenty Million Dollars) in the aggregate with a reputable insurance company. HH shall provide BioProgress with a copy of the certificate of such insurance and evidence of the payment of premiums therefore promptly upon request.

Article 12 Notice of Claims

12.1 A Party seeking indemnification pursuant to Article 11 above (an “Indemnified Party”) shall give prompt notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the commencement or assertion of any Third Party Claim in respect of which indemnity may be sought hereunder, shall give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, and shall not make any admission concerning such Third Party Claim, unless such admission is required by applicable law or legal process, including in response to questions presented in depositions or interrogatories. Any admission made by the Indemnified Party, except for an admission required by applicable law or legal process, or the failure to give such notice shall relieve the Indemnifying Party of any liability hereunder only to the extent that the ability of the Indemnifying Party to defend such Third Party Claim is prejudiced thereby. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party within thirty (30) days of receipt of notice from the Indemnified Party of the commencement or assertion of a Third Party Claim, to assume and conduct the defense of such Third Party Claim with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided that

(A) the Third Party Claim involves (and continues to involve) solely monetary damages and the Indemnifying Party expressly agrees in such notice that, as between the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be solely obligated to satisfy and discharge the Third Party Claim;

(B) the defense of such Third Party Claim by the Indemnifying Party will not, in the reasonable judgment of the Indemnified Party, have any continuing material adverse effect on the Indemnified Party’s business; and

(C) the Indemnifying Party makes reasonably adequate provision to ensure the Indemnified Party of the ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that may result (the conditions set forth in clauses (A), (B) and (C) are collectively referred to as the “Litigation Conditions”).

The Indemnified Party shall not settle such Third Party Claim within such thirty (30) day period. Subject to the initial and continuing satisfaction of the Litigation Conditions, the Indemnifying Party shall have full control of such Third Party Claim, including settlement negotiations and any legal proceedings. If the Indemnifying Party does not assume the defense of such Third Party Claim in accordance with this Article 12, the Indemnified Party may defend the Third Party Claim.

12.2 The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control), at its own expense (subject to the immediately succeeding sentence), the defense of any Third Party Claim which the other is defending as provided in this Agreement. The Indemnifying Party shall not be liable for any litigation costs or expenses incurred, without its consent, by the Indemnified Party where the action or proceeding is under the control of the Indemnifying Party; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend such Third Party Claim, the Indemnified Party may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection therewith.

12.3 The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim as provided in this Agreement, shall not consent to a settlement of, or the entry of any judgment arising from, any such Third Party Claim to the extent such Third Party Claim involves equitable or other non-monetary relief from the Indemnified Party. No party shall, without the prior written consent of the other Party, enter into any compromise or settlement which commits the other Party to take, or to forbear to take, any action. Whether the Indemnifying Party chooses to defend or prosecute any Third Party Claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

Article Thirteen - Risk and Title

13.1 Unless otherwise mutually agreed in writing, all Equipment shall be sold to BioProgress on Ex Works (Incoterms 2000) basis, with risk in each item of

Equipment therefore passing to FMC on delivery of the Equipment to the carrier designated by FMC. While HH shall carry out the installation and commissioning of the Equipment, risk shall remain with FMC, and BioProgress shall procure that FMC acknowledges that neither BioProgress nor HH shall be responsible for any loss of or damage to the Equipment unless and to the extent caused by any negligent act or omission of BioProgress, HH or their servants or agents.

13.2 HH shall, at all times until risk in the Equipment passes to FMC keep the Equipment insured against all standard risks for its full replacement value. In the event that there is a partial or total loss of the Equipment to be supplied (including a total write off for insurance purposes) prior to risk passing, HH shall (unless BioProgress shall have elected to exercise the right to cancel the contract by reason of delay) use all reasonable endeavours to replace the lost or damaged items without delay at its own expense and shall apply to proceeds of any insurance for such purposes. Where BioProgress shall have elected to cancel the order, HH shall procure that the proceeds of any applicable insurance shall be paid to BioProgress to the extent of any and all sums previously paid to BioProgress by FMC in respect of the order concerned.

13.3 Notwithstanding delivery, title to the Equipment shall not pass to BioProgress or FMC until FMC has certified acceptance pursuant to Article 3.4 and payment in full (save for any amount in bona fide dispute) is received by HH.

Article Fourteen - Late Delivery

The Parties recognize that the initial items of NRobe™ Equipment up to and including the fourth machine to be delivered hereunder (whether 1/10th scale or full sized production machines) will be the subject of continuing development work and that, while HH will seek to deliver such Equipment so far as is practicable in accordance with any agreed delivery schedule, such delivery schedule cannot be guaranteed and BioProgress shall have no claim against HH by reason of any failure to adhere thereto.

With effect from the fifth machine to be delivered hereunder, where any item of Equipment is not made available for delivery within five (5) weeks following the agreed delivery date (and the parties agree that, by such stage of development, the delivery time will not exceed six (6) months for a 1/10th scale machine and ten (10) months for a full sized machine) then HH will allow BioProgress a rebate of one hundred and fifteen percent (115%) of one percent (1%) of the purchase price of such item of Equipment (less VAT and any installation or commissioning element) for each additional week or part of a week following the end of such five (5) week period during which such item of Equipment remains not available for delivery up to a maximum rebate of one hundred and fifteen percent (115%) of ten percent (10%) of such purchase price.

Article Fifteen-Accounting Records

For such time as the price of Equipment hereunder is on a cost plus basis only (and not, for the avoidance of doubt, during any period where machines are sold on the basis of a fixed price whether or not adjusted in accordance with Annex E(iii)) HH will keep records showing cost of production and cost of installation and commissioning of Equipment sold to BioProgress under this Agreement, such records to be in sufficient detail to enable the production costs to be accurately determined in accordance with HH’s standard accounting practices. HH will permit its books and records to be examined by representatives of BioProgress and /or FMC once a year for the preceding year during regular office hours to the extent necessary to verify the cost of production as used to determine the price of Equipment supplied hereunder as a cost plus basis, such examination to be made at the expense of BioProgress and/ or FMC (as the case may be) by independent auditors appointed by FMC and BioProgress who shall report to FMC or BioProgress (as the case may be) only the amount of the cost of production and cost of installation and commissioning of Equipment sold on a cost plus basis during the period under examination. Any such examination must be made within sixty (60) days following the end of any calendar year. If any examination reveals that BioProgress has been charged more than the cost of production or the cost of commissioning and installation of the Equipment supplied plus the agreed markup for the period being examined, the auditor shall promptly notify FMC, BioProgress and HH of the perceived discrepancy together with the auditor’s detailing of the asserted discrepancy. Save in the event of any manifest error, the findings of the auditor shall be final and binding on the parties. If any examination reveals that BioProgress overpaid sums due to HH under this Agreement as to costs being examined by more than the greater of (i) $100,000 and (ii) five percent (5%) of the cost amount that was the basis for such original payment, then HH shall pay the cost of the auditor’s examination of the books and records. BioProgress agrees to hold and shall procure that FMC holds strictly confidential all information concerning costs of production and all information learned in the course of any audit hereunder, except when, it is necessary for BioProgress to enforce its rights under this Agreement or for FMC to enforce its rights against BioProgress. If neither BioProgress nor FMC chooses to audit during the required time period for any year, or if they audit and neither objects to any report within seventy (70) days of the date the report is delivered, the report shall be deemed final, binding and conclusive and not subject to any further review or adjustment for any reason whatsoever.

Article Sixteen - Notices

All notices required or permitted to be given under this Agreement shall be in writing and shall be sent by courier, registered or certified mail and also by telecopier and shall be deemed to have been given upon mailing and telecopier transmission. Any such notices shall be addressed to the receiving party at such party’s address set forth above, or at such other address as may from time to time be furnished by similar notice by either party.

Article Seventeen - General Terms

17.1 The validity, interpretation and performance of this Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, U.S.A., without regard to conflict of law principles.

17.2 This document is executed in the English language and constitutes the full understanding of the parties, and a complete and exclusive statement of the terms of their agreement. This Agreement supersedes any and all prior and/or existing agreements and courses of dealings between the parties (other than the Confidentiality Agreement between the parties effective as of 28 July 2003, which shall remain in full force and effect) and all such prior and/or existing agreements and courses of dealings are hereby terminated by mutual consent of the parties. It is agreed and understood that this agreement is in respect of NRobe™ technology only and that arrangements, if any) between the parties with respect to supply of equipment for other technologies shall be by separate agreement.

17.3 The Agreement may be amended by agreement of the parties, provided however, that no terms, conditions, understanding or agreement purporting to modify or vary the terms of this Agreement shall be binding unless hereafter made in writing and signed by the duly authorized representatives of each party, and no modification shall be effected by the acknowledgement or acceptance of purchase order or shipping instruction forms containing terms and conditions at variance with or in addition to those set forth herein.

17.4 The unenforceability or invalidity of any provisions of this Agreement shall not effect the enforceability or validity of the balance of this Agreement.

17.5 Each party hereto is an independent contractor and it not an agent, employee, or legal representative of the other and persons engaged by each of them shall not be employees, legal representatives or agents of the other party. Other than as specifically set forth in this Agreement, neither party is authorized to do business in the other party’s name or to obligate the other party in any way.

17.6 Save where otherwise expressly agreed, the price quoted for any Equipment shall be exclusive of any tax, duty or other governmental charges arising as a result of the export, importation, sale, or use of the NRobe™ Equipment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year written above.

HARRO HOEFLIGER
VERPACKUNGSMASCHINEN GmbH		BIOPROGRESS PLC

By:	/s/ Illegible	By:	/s/ Graham Hind

Name:	Illegible	Name:	Graham Hind

Date:	Illegible	Date:	12/5/2002

Annex A

Baseline Equipment Specifications

There are two stages to establishing machine specifications 1) initial machine and dose form design specifications for the 1/10th machine and 2) the subsequent design requirements needed to meet customer requirements for full production scale machines.

During the design of the 1/10th scale machine, FMC would provide design input for the 1/10th scale machine User Requirement Specification (URS) that would include but not limited to the following three areas.

•	Productivity:

•	Modular design (separate film, fill, compaction, plc stations)

•	High output: 5,000 dose/hour for 1/10th machine

•	Consistent output per hour

•	Rapid changeover (film, fill, etc)

•	Easy clean (polished stainless steel, dust removal, sealed bearings, sealed plc, etc.)

•	Smallest dimensions possible (i.e. size of unit)

•	Minimal change parts

•	All product contact parts traceable, fit for purpose and certified as required by F.D.A e.g. where possible/practicable contact parts in 316L stainless steel

•	Operation:

•	Easy to use software system for programming temperatures, pressures, weights, etc.

•	Touch screen plc

•	Secure User levels, password protected

•	Batch programmable operation

•	Fault diagnostics

•	Independent of human intervention except for loading of input materials

•	Recipe Driven Option

•	Varying Extent of Automation i.e. modular design so that customers can add on increasingly complex process automation

•	All pneumatic and electrical drawings supplied

•	Control:

•	Alarms indicating warning and action limits, which can be set as required by operator

•	Programmable settings where appropriate (with suitable ranges and limits) for; fill weight, tamping force, film temperature, vacuum?, etc.

•	High sensitivity and reliability, with feedback control of all critical parameters at a level appropriate for control parameter

•	Safety interlocks and emergency shutoff

•	All critical process parameters measured using instrumentation calibrated to appropriate standards. Calibration certificates available

•	Detailed documentation database, export capable, compliance to FDA documentation regs, GMP compliant. Software validated and in accordance with requirements of CFR 21 Part 11

•	User requirements for the final dosage form performance criteria would include but not be limited to

•	Must be capable to enrobing pharmaceutical formulations in the form of powders, pellets and granules

•	Feed mechanism for film is flexible i.e. machine capable of running with films which support themselves during forming and advance through the machine supplied as rolls

•	Machine design does not negatively impact dosage form performance e.g. due to process temp have a retardation of disintegration/dissolution

•	Fill mechanism adaptable depending on whether powders, pellets or granules within limits of the dosator function are being filled to specific weight limits within + or -5% of individual weight requirements

•	Force limits can be varied within specified range to appropriate accuracy.

•	Seal integrity assured by control of process variables.

•	Disintegration and dissolution performance comparable to industry standards

•	Capable of running different film formulations at similar speeds without need to redesign machine to accommodate minor changes for example adequate control of roller temperature via chilled water supply or heating method to enable different temp of operation for different films

•	General Notes

•	These are initial specifications that we believe are needed to design the machine and dosage form. As the 1/10th design process evolves, FMC requires the flexibility to change the machine design in order to clarify the specifications so they will be representative of a final machine. This would be done during the design cooperation protocol process

•	FMC would then sign off on the 1/10th size specifications. This would be the starting point for the URS for the full-scale machine.

Final Equipment Specifications

A full scale machine URS will be completed by the team and will be consistent with the above as well as reflect the experience of the parties, market expectations and design refinement and would include

•	A specified dose form per hour

•	Weighting checking

•	Software

•	Clean in Place options

•	Fill mechanism adaptable to powder, pellets and granules

General Notes

•	Full scale production machine specifications will be finalized upon after the production of the first five machines to allow for debugging the machines in a commercial environment

•	Changes made after this point would then be made as per section 1.5 in the equipment supply contract

Annex B

Design Cooperation Protocol

•	During the design period, technical meetings will be regularly held with FMC, HH and BioProgress to assess progress in design and manufacture of equipment. Such meetings shall, among other things, discuss design of equipment from a customer perspective and reach decisions around design and manufacturing path forward to be done to work toward the required specifications

•	Design project plan shall be completed by the design cooperation team within 30 days of signing the contract for the 1/10th scale machine so timelines and milestones can be established

•	Milestones should be established to evaluate three stages of the 1/10th machine and full size machine for

•	dose form design

•	cGMP design

•	beta site design

•	Milestone achievement is documented through appropriate testing

•	FMC will provide a URS for the full-scale machine and then milestones and project plans will be created.

•	Meetings will be held to update team on machine design and production progress via reporting against the milestones and project plans created

•	Annually this team should present an overview to the Liaison team as defined by the Framework agreement

Annex C

Delivery Schedule

Estimated delivery of first operational 1/10th scale machine is June 2004. Revised final specs will be agreed by September 2004 and machine adjustment will be targeted to be complete November 2004. (To be agreed as soon as practicable following signature)

Preferred lead times will then be established by FMC and BioProgress to build subsequent 1/10th scale machines and lead times to deliver and install the machines provided that the lead time for any repeat 1/10th scale machines shall not, under any circumstances, exceed 9 months from URS to the date of shipment (including FAT) unless expressly agreed in writing in advance by both BioProgress and FMC

Learnings from the design of 1/10th machine will then be applied to the full-scale machine and the estimated delivery of full-scale machines will work from milestones and timelines set in Annex B. Initial estimates are the full-scale machine design and operating machine can be completed seven months after the completion of the 1/10th machine.

The full-scale machine specifications will then be finalized when customers evaluate the first five machines.

Preferred lead times will then be established by FMC and BioProgress to build subsequent full-scale machines and lead times to deliver and install the machines provided that the lead time for the first off full size production machine shall not, under any circumstances, exceed 14 months from URS to the date of shipment (including FAT but excluding the concept stage) and the lead time for any subsequent full size production machines shall not, under any circumstances exceed 10 months from URS to the date of shipment (including FAT) unless, in either case, expressly agreed in writing in advance by both BioProgress and FMC

Payment Terms

Payment terms for the initial 1/10th scale and first production scale machine are

20% Deposit

20% 1st stage payment on design acceptance

20% 2nd stage payment on commencement of placing purchase orders

20% on start of assembly

10% on satisfactory completion of FAT

10% on satisfactory completion of site acceptance test

Each stage shall be separately invoiced no earlier than the date of the trigger event and each invoice shall be payable within 30 days from receipt

These stage payments will be based on an estimated price of € 720,000 in respect if the 1/10th pilot machine and € 2.3 million in respect of the first production machine unless otherwise agreed. Following the successful site test HH will provide to BioProgress full details of the actual costs incurred and the parties shall agree the final price on the formula set out in Annex F and any balance due either way. Save in the case of bona fide dispute, the party owing the same shall pay such balance within 4 months of the date of the successful site acceptance test.

Payment terms for all subsequent machines shall be as set out in Clause 6.3(b) or (c).

Annex D

Factory Acceptance Test Procedures – to be performed at HH Plant Machine defined by the URS to test the machine operates with the guidelines

•	Produces a dose form of suitable characteristics, including but not limited to

•	Weight uniformity

•	Good seal integrity

•	Dosage form per hour

Site Acceptance Test – to be performed at customer site

•	Testing to reflect the URS as it falls within pharmaceutical tests for

•	Installation Qualification

•	Operational Qualification

•	Includes calibration, software testing and training of operators & engineers

•	Productivity Qualification

•	If needed

Annex E

NRobe™ Equipment Price Formula

i) The price of the first one tenth scale machine and the first full scale machine to be delivered hereunder shall be fixed as set out in Article 6.2.

ii) the price for the second to fifth full size machines delivered hereunder shall be:

a) the actual cost of production of such machines to HH; plus

b) 21% of such costs of production (10% sales and marketing costs and 11% margin); plus

c) the cost to HH of installing commissioning and on site qualification of the machine

(each element calculated in accordance with the standard accounting conventions operated by the HH at the relevant time)

Provided, however, that the cost of production shall exclude any design and development costs (other than the dosator) which shall be borne by BioProgress but may include any significant changes to the specifications set out in Annex A as at the date hereof which shall be dealt with in accordance with Article 1.5. HH undertakes to use all reasonable efforts to bring down the actual production costs over these four machines by finding alternate processes and manufacturing efficiencies. Hourly rates for HH employees actually employed shall be as set out in Annex F unless and until otherwise agreed.

iii) With respect to machines from the sixth full-sized machine delivered hereunder onwards, the parties shall annually negotiate in good faith a fixed machine price reflecting a) the price of the machine Ex Works (including margin to be agreed) and b) the commissioning installation and on site qualification element

a) With effect from the first and each subsequent anniversary of the date upon which the fixed price was first agreed, HH shall be entitled to increase each of the two elements of the price by the rise in the cost to HH of labour and materials included in each such element calculated in accordance with the tables published by the German Institute of Machine Manufacturers up to a maximum of the percentage increase in the German retail prices index over the period concerned

b) Productivity savings and economies of scale (based on all projected sales to BioProgress whether of NRobe or other technology equipment) shall be shared between the parties. Half of BioProgress’s share of projected productivity gains shall be reflected in the fixed price for the subject year; the remainder of BioProgress’s share of such productivity gains, if and to the extent actually achieved, shall be rebated to BioProgress at the end of the year, along with BioProgress’s share of any further productivity gains achieved as a result of the actual number of machines being produced for BioProgress being higher than the number projected for the year. It is understood that FMC shall be entitled to a share of productivity gains in respect of NRobe™ Equipment only. FMC’s share shall be one-third of the total productivity gains actually achieved related to production of NRobe™ machines. All remaining productivity gains, after deduction of the FMC share (and the share payable to any other non NRobe™ purchaser in respect of sales of their relevant equipment only) shall be divided as to two thirds to BioProgress and one third to HH. For the avoidance of doubt, the annual fixed price agreed pursuant to the above framework shall be

a) based on compliance with regulatory requirements as laid down by the EU. Any additional costs required in order to adapt machines to comply with local regulatory requirements, electrical current differences or otherwise for machines to be installed outside the EU shall be payable by FMC

b) subject to any changes agreed pursuant to Article 1(5) and

c) exclusive of any optional items identified as available at extra cost in the Specifications

Annex F

Pricing for Initial Machines

1/10th Scale Pilot Machine:

Estimated price for the 1/10th scale machine:				€€	720,000

This is are our best estimate based on the information currently available. The machine will be built and the costs recorded on an open book basis, regularly reported to the Project Management Team and this will be invoiced to BioProgress. Note that additional features and enhancements beyond this description are not included in the estimated prices.

Our prices are calculated as follows:

Hourly rates for the work at HH:

Mechanical / Electrical Designer / Software Engineer:		€€	62

Mechanical / Electrical Fitter:		€€	54

Validation Engineer:		€€	70
- Project Manager:		€€	70
- Department Leader Technologies:		€€	85

Head of Design Department (Manfred Reiser):		€€	120

Manufactured and purchased parts:
The price factor applied to all parts is			1.4

Sales and Marketing costs:	Surcharge:		10%

HH Profit Margin:	Surcharge:		11%

Production Machine:
Estimated price for the production machine				€€	2,200,00
					to
				€€	2,400,00

These are our best estimate based on the information currently available. The machine will be built and the costs recorded on an open book basis, regularly reported to the Project Management Team and this will be invoiced to BioProgress. Note that additional features and enhancements beyond this description are not included in the estimated prices.

Our prices are calculated as follows:

Hourly rates for the work at HH:

Mechanical / Electrical Designer / Software Engineer:	€€	62

Mechanical / Electrical Fitter:	€€	54

Validation Engineer:	€€	70
- Project Manager:	€€	70
- Department Leader Technologies:	€€	85

Head of Design Department (Manfred Reiser):	€€	120

Manufactured and purchased parts:
The price factor applied to all parts is		1.4

Sales and Marketing costs:		Surcharge:	10%

HH Profit Margin:		Surcharge:	11%

Annex H

Marketing Support

Marketing support services shall include, but not be limited to, provision of the following services free of additional cost at the reasonable request of BioProgress or FMC:

•	Initial evaluation of powder materials,

•	Communication media,

•	Customer visits to HH + hosting,

•	Presentation to customers,

•	Technical,

•	Qualifications,

•	Materials,

•	Business,

•	Quotations, administration,

•	Contribution to overall sales organisation,

•	Support to BIOPROGRESS,

•	Translations,

•	Project Administration,

•	Legal fees,

•	Agents’ fees,

•	Brand development.

Annex G

High Wear and Consumable Parts